3·1·2004

NF 2-26-04

[redacted] STATES
CHANGE COMMISSION
n, D.C. 20549

04001911

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden hours per response...12.00

SEC FILE NUMBER
8- 02259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT INDENTIFICATION

NAME OF BROKER-DEALER: **M. GRIFFITH, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 FRENCH ROAD, BUILDING #2
(No. and Street)

NEW HARTFORD	**NEW YORK**	**13413-0895**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID T. GRIFFITH, PRESIDENT **(315) 797-0130**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name - if individual, state last , first, middle name)

135 DEWITT STREET	**SYRACUSE**	**NEW YORK**	**13203**
(Address)	(City)	(State)	(Zip Code)

RECEIVED FEB 24 2004

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, David T. Griffith, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of M. Griffith, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

David T. Griffith
Signature

President
Title

Bettina M. Lindsey
Notary Public

BETTINA M. LINDSEY 01LI6036746
Notary Public, State of New York
Appointed in Oneida County
My Commission Expires Feb. 7, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☒ (f) Statement of Changes in Subordinated Borrowings.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition and Net Capital.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SPIC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M. GRIFFITH, INC.

NEW HARTFORD, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

CONTENTS

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
(315) 474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
M. Griffith, Inc.
New Hartford, New York

We have audited the accompanying statement of financial condition of M. Griffith, Inc. (the Company) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of M. Griffith, Inc. as of December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Evans and Bennett, LLP
Certified Public Accountants

Syracuse, New York
January 23, 2004

M. GRIFFITH, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents (Note 2)	$1,928,736
Cash - segregated under regulations (Notes 2 and 3)	250,000
Accounts receivable - brokers (Note 4)	219,292
Marketable securities - valued at market (Note 2)	47,895
Property and equipment - net (Notes 2 and 5)	16,882
Goodwill - net (Note 6)	3,000,961
Other assets	187,088
Total assets	$5,650,854

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$1,135,451
Corporate taxes (Notes 2 and 7)	220,187
Total liabilities	1,355,638
Stockholder's equity	4,295,216
Total liabilities and stockholder's equity	$5,650,854

A copy of our most recent annual report, Form X-17a-5, is available for examination and copying at the principal office of the firm in New Hartford, New York, as well as the office of the Securities and Exchange Commission in New York, New York.

The accompanying notes are an integral part of this financial statement

Note 1. Organization and Nature of Business

M. Griffith, Inc. (the Company) is a broker-dealer, registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a New York corporation that on May 5, 2000 became a wholly owned subsidiary of NBT Financial Services, Inc., which is a subsidiary of NBT Bancorp, Inc. (the Parent).

Note 2. Summary of Significant Accounting Policies

Nature of Operations

The Company is an introducing broker, engaged principally in the trading and brokerage of investment company shares (mutual funds), equity securities, bonds and other investment products. Approximately fifty percent (50%) of the Company's revenues are from two mutual-fund groups.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money market accounts and certificates of deposit purchased with original maturities of less than three (3) months to be cash equivalents.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Note 2. Summary of Significant Accounting Policies (continued)

Marketable Securities

Marketable equity securities in the Company's investment account (available for sale) are valued at market value, fair value or bid price, whichever is most clearly determinable for financial statement purposes. For tax purposes, any unrealized gain or loss recognized on the investment account is removed from the calculation of taxable income. The aggregate value of marketable securities presented exceeds their costs by approximately $21,464.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives are as follows:

Office equipment	5 - 7 years
Leasehold improvements	10 - 15 years

Goodwill

Goodwill was recorded at an amount determined by NBT Bankcorp, Inc. as part of the reorganization. As of January 1, 2003, the Parent Company adopted SFAS No. 142, which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142.

Upon adoption of SFAS No. 142, the Parent Company was required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company is required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Goodwill was required to be tested for impairment as of the beginning of the fiscal year in which the Statement is adopted.

The Parent Company has completed its transitional goodwill impairment evaluation and has concluded there are no impairment losses from the adoption of SFAS No. 142.

Note 2. Summary of Significant Accounting Policies (continued)

Commission Income

Trading, insurance and mutual fund commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

The Company is included in the consolidated returns filed by the Parent. Federal and state income taxes are calculated at an effective rate range of 31.0% to 32.5%, as determined by the Parent. Current tax expense using the above assigned rates is $168,082. The accumulated balance due the Parent for income tax is $220,187 and is included in accrued corporate taxes. The amount of current taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates expected to be in effect at the Parent company level. Deferred tax expenses or benefits are recognized at the Parent Company level and were deemed immaterial to these financial statements.

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes the compensation expense when it is paid to the employees.

Note 3. Cash - Segregated Under Regulations

For the year ended December 31, 2003, cash of $250,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c-3-3 of the Securities and Exchange Commission. The monies are currently being held in a certificate of deposit maturing October 30, 2004.

Note 4. Accounts Receivable - Brokers

Accounts receivable consists principally of commissions due from the firms clearing brokers and various other mutual funds. Accounts are charged to bad debt expense as they are deemed uncollectible upon a periodic review of the accounts. At December 31, 2003, management deemed that no allowance for uncollectible accounts was considered necessary.

Note 5. Property and Equipment - Net

A schedule of property and equipment at December 31, 2003 is as follows:

Office equipment	$ 233,074
Leasehold improvements	5,010
	238,084
Accumulated depreciation	(221,202)
Property and equipment - net	$ 16,882

Depreciation expense was $16,200 for the year ended December 31, 2003.

Note 6. Goodwill - Net

As mentioned in Notes 1 and 2, as part of the reorganization and stock-for-stock ownership transfer to NBT Bankcorp, Inc., the Company recorded goodwill. Amortization of goodwill is being handled in accordance with SFAS No. 142 (See Note 2). A schedule of goodwill at December 31, 2003 is as follows:

Goodwill	$3,375,835
Accumulated amortization	(374,874)
Goodwill - net	$3,000,961

Note 7. Income Taxes

The Company recorded income tax expense of $168,082 for the year ended December 31, 2003. This amount is calculated at an effective rate range of 31.0% to 32.5% as determined by the Parent company.

Deferred income taxes result from temporary differences in reporting income and expense items for financial accounting and tax purposes using the liability method. Such temporary differences result primarily from differences in the carrying value of assets and liabilities. Deferred taxes are also recognized for operating losses and tax credits available for future use. In the opinion of Company's management, any deferred taxes as a result of these items are deemed immaterial as intercompany balances will be eliminated at the Parent company level.

The tax provision differs from the expense that would result from applying statutory rates to financial statement income before income taxes because the Company files a consolidated return with its Parent company.

Note 8. Retirement Plans

Defined Benefit Pension Plan*

The Company has a qualified noncontributory pension plan covering substantially all of its employees. Benefits in this pension plan accrue under an "Account Balance" formula after the employee becomes a participant in the plan. The Company's policy is to fund the pension plan in accordance with ERISA standards.

Employee Savings and Stock Ownership Plans*

The Company maintains a 401(k) and employee stock ownership plan (the Plan). The Company contributes to the Plan based on employees' contributions out of their annual salary. In addition, the Company may also make discretionary contributions to the Plan, based on profitability. Participation in the Plan is contingent upon certain age and service requirements.

* The Company accrues a management fee due the Parent to cover the actual and administrative costs for maintaining the above-mentioned retirement plans, health benefits, insurances and other related benefits (see Note 10).

Note 9. Commitments and Contingencies

Operating Leases

The Company has a five-year lease (with one optional renewal period of five years) on its office in New Hartford, New York, with David T. Griffith (President) through March 2005. Currently, the lease provides for payments of $112,500 per year over the initial lease term with escalation clauses applicable to the optional renewal period. Per the contract terms, the tenant is responsible for general repair and maintenance, utilities and real estate taxes above the base year cost. Total rent expense was $112,500 for the year ended December 31, 2003.

The Company has a thirty-nine month (39) lease with Mercedes-Benz Credit Corporation, expiring in June 2006. Lease terms require annual payments of $10,080. Total vehicle lease expense net of reimbursements was $14,500 for the year ended December 31, 2003.

The Company has various other operating leases expiring through December 2007, requiring annual payments of approximately $2,640.

Note 9. Commitments and Contingencies (continued)

The minimum annual rental commitments over the next five years are as follows:

	Real Estate	Vehicles	Equipment	Total
2004	$ 112,500	$ 10,080	$ 2,640	$ 125,220
2005	28,125	10,080	2,640	40,845
2006	0	5,040	2,640	7,680
2007	0	0	2,640	2,640
Thereafter	0	0	0	0
Total	$ 140,625	$ 25,200	$ 10,560	$ 176,385

The Company had a three-year lease with First Clearing Corporation, which expired November 2003. This lease provided for computer equipment and maintenance as well as access to "Quotation and Data" services. Lease terms required payments of $64,560 annually. Total data processing expense was $36,128 for the year ended December 31, 2003. The current lease terms are month-to-month, requiring monthly payments of $605.

Note 10. Related Party Transactions

Leases

As mentioned in Note 9, the Company leases office space from its President. Rent paid to its President under this agreement amounted to $112,500 for the year ended December 31, 2003.

Operating Activities

The following intercompany transactions between the Company and its Parent have been charged to earnings and accrued at December 31, 2003:

Management fee	$ 582,186
Income tax	168,082
Total	$ 750,268

At the balance sheet date, the cumulative amount of accrued management fees and accrued income taxes remaining was $1,044,113. Total payments made to the Parent company relating to the aforementioned costs and prior year accruals were $0 for the year ended December 31, 2003.

Note 10. Related Party Transactions (continued)

Additional Paid-In Capital

During 2002, the Company transferred funds totaling $1,500,000 to the Parent Company, which was recorded as a decrease in additional paid-in capital. Additionally, the Company was required to adjust additional paid-in capital by $69,777 to match the Parent Company's recordings.

Note 11. Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other party is unable to fulfill contractual obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company is, therefore, exposed to risk of loss on these transactions. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.

Note 12. Net Capital Requirements

As a registered broker-dealer, M. Griffith, Inc. is subject to the requirements of rule 15c3-1 ("the net capital rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2003, M. Griffith, Inc.'s aggregate indebtedness and net capital were $1,355,638 and $1,151,742, respectively, a ratio of 1.18 to 1, and net capital exceeded the minimum capital requirement of $250,000 by $901,742.

A copy of our most recent annual report Form X-17a-5 is available for examination and copying at the principal office of the firm in New Hartford, New York, as well as the offices of the Securities and Exchange Commission in New York, New York.